Ken Kannappan
President and
Chief Executive Officer
Tel: (831) 458-7741 w Fax: (831) 429-8095
Email: ken.kannappan@plantronics.com

Barbara Scherer
Senior Vice President – Finance and  Administration and Chief Financial Officer
Tel: (831) 458-4434 w Fax: (831) 426-6098
Email: barbara.scherer@plantronics.com

May 11, 2009

Via EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549
Mail Stop 3720

Re: Plantronics, Inc
Form 10-K for the Fiscal Year ended March 29, 2008
Filed May 27, 2008
File No. 001-12696

Ladies and Gentlemen:

On behalf of Plantronics, Inc.  (“we”, the “Company” or “Plantronics”), please find our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 28, 2009 and as discussed in the telephone call between the Company and the Staff on  April 29, 2009.  For your convenience, we have set forth the Staff’s comments in bold type above our responses to such comments.

Form 10-K for the fiscal year ended March 29, 2008

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 34

Market Reference and Compensation Consultant, page 36

1.
We note your response to Comment 1. With regard to base pay, your response suggests that you used the Radford Executive Compensation Survey, Mercer’s US Benchmark Database, and Mercer’s Global Disclosure Database as general points of comparison when setting your CEO’s base pay. However, the language in the fourth paragraph on page 40, through the use of “Consequently”, suggests that you used the compensation surveys to set your CEO’s base pay. In future filings, please clarify and explain in detail the role that compensation surveys play in setting specific elements of compensation for your NEOs.

Response:

We respectfully advise the Staff that we will explain in our future filings the role that compensation surveys play in setting specific elements of compensation for our NEOs, as required by the rules and regulations of the Commission.

2.
Further, with regard to the amount of Long Term Equity Incentives awarded to your CEO, it appears you benchmarked this element of compensation because you aimed to set your CEO’s Long Term Equity Incentives at the median value of long term incentive compensation produced from the two Mercer surveys. The two Mercer surveys indicated that the approximate median value of such compensation was $1,000,000 and, based on this data, the Compensation Committee awarded your CEO approximately $1,000,000 in Long Term Equity Incentives. If you do not believe this constitutes benchmarking, please provide more discussion and clarify how you used the two Mercer surveys.

Response:

We respectfully advise the Staff that, to the extent that our use of surveys constitutes benchmarking, as defined by the Commission, we will clearly specify such use in our proxy disclosures and follow the Commission’s disclosure requirements regarding benchmarking. We agree that our use of these compensation surveys in fiscal 2008 did constitute benchmarking.

Variable Pay Programs, page 37

3.
We note your response to Comment 2 and are unable to agree. We continue to believe that disclosure of your Market Share and Non-GAAP Operating Income performance targets are required. With regard to your Market Share performance target, please provide more analysis on how a disclosure of your past year’s Market Share would provide your competitors with significant visibility into your plans and priorities such as your plans for growth, allocation of resources, and potential changes in business direction. We also note your statement that “Market Share tends to change slowly and our goals in this regard have tended to be similar from year to year”. In light of this statement, please also disclose in future filings why Market Share is a performance motivator.

Response:

The market share and Non-GAAP operating income metrics vary by executive and are specific to the individual area of the Company they are responsible for (for example, a geographic region, or a set of product lines.)  We believe that disclosure of these highly specific market share targets and Non-GAAP operating income metrics by executive (see answer to Comment 4 below) would provide significant information to competitors that they do not presently have and would thus result in competitive harm to the Company. We hope that the clarification that the metric is not a single overall company metric provides further insight into our concerns as to how such information can result in competitive harm that we made in our letter to the Commission dated April 15, 2009 in response to the Staff’s comment letter dated April 2, 2009.  Moreover, since, the market share targets and the Non-GAAP operating income metric information is highly specific and relates to individual areas of the Company, we believe it is unlikely to be helpful to an investor.  The performance metrics that are the basis for the performance targets are not disclosed in any of the Company’s filings (except Non-GAAP operating income at the segment and consolidated level).

In future filings, we will provide information as to how market share metrics are calculated (as distinct from what the goal is), and we will also provide Non-GAAP operating income metrics at the segment and consolidated level for those NEO’s who are measured at that level.  When a NEO is measured at a level below segment, we will not provide the specific dollar amount of the Non-GAAP operating income goal but will provide the percentage attainment relative to the goal as per the proposed chart in our letter to the Commission dated March 20, 2009 in response to the Staff’s comment letter dated February 19, 2009.

We believe market share is a performance motivator, even in markets where market share moves very slowly, because it is a market-based indicator of relative strength and, while it may take years to increase market share, such increases can make a meaningful difference to the performance of that part of our business. As you requested, we will disclose in future filings why market share is a performance motivator as required by the rules and regulations of the Commission.

4.
In the third paragraph of your response to Comment 2, you discuss product line profitability. Please explain whether this language refers to the Non-GAAP Operating Income performance target. Also, please provide more analysis and explanation on how the details of product line profitability or the Non-GAAP Operating Income performance target will lead to the inferences that you mention. Further, please address how the inferences drawn from your product line profitability or Non-GAAP Operating Income performance target would be different from inferences that are drawn from your other public disclosures such as your press releases or analyst calls.

Response:

With regard to your question regarding whether product line profitability refers to Non-GAAP operating income performance targets, please be advised that is correct but that it is not a single monolithic measure at the consolidated corporate level.

We measure Non-GAAP operating income at many levels within the Company.  The CEO has twelve direct reports and we have been able to establish a Non-GAAP operating income measure internally that closely relates to each executive’s individual scope of responsibility.  Externally, we report Non-GAAP operating income at the segment and consolidated level, but not at the geographic, product line, sales responsibility or other levels that we also measure internally.  While our internal measures are meaningful to us and help drive accountability for profit measures deeper into the organization than a single corporate metric could, they are not measures that we have published or intend to publish as part of our regular financial reporting or disclosures to our stockholders.  We do not believe that the existence of these measures should create disclosures above and beyond what we provide in the periodic reports and other disclosures we file with the Commission.

*   *   *   *

After you have had the opportunity to review our responses, please do not hesitate to contact the undersigned at (831) 458-7741.  Facsimile transmissions may be sent to the undersigned at (831) 429-8095.

Very truly yours,

/s/ Ken Kannappan
Ken Kannappan
President and
Chief Executive Officer

/s/ Barbara Scherer
Barbara Scherer
Senior Vice President – Finance and Administration
and Chief Financial Officer

cc:   Henry Massey, Esq.
Katharine Martin, Esq.
Kevin Healy, PricewaterhouseCoopers, LLP